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                                                                       Exhibit 1














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                      [HAVAS ADVERTISING LOGO APPEARS HERE]

For immediate release                                       Paris, 7th  May 2002



                                HAVAS ADVERTISING

                 REVENUES 1st QUARTER 2002 : (euro) 501 million

                             ORGANIC GROWTH : -5.5%


Havas Advertising (Euronext Paris SA: HAV.PA; Nasdaq: HADV), the world's sixth largest communications group*, announced estimated revenue of (euro) 501 million for the first three months of fiscal 2002, a decrease of 8.1% compared to the same period in 2001.

Adjusted to account for currency fluctuations and acquisitions, organic growth was down by 5.5% compared to the first quarter 2001.

Billings amounted to (euro) 3.343 billion for the quarter.

                             Analysis by geographic region
                           -----------------------------------------------------
                            Revenue                   Organic growth

    ((euro)million)         1st quarter 2002          1st quarter 2002 vs. 2001
--------------------------------------------------------------------------------
Europe                           231.6                        -4.7%

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North America                    234.9                        -8.2%

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Latin America                     19.7                        12.2%

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Asia Pacific                      14.9                         5.9%

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TOTAL                            501.1                        -5.5%
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* Source AdAge Ranking, April 2002



                                  Analysis by sector
                           -----------------------------------------------------
                            Revenue                   Organic growth

                            1st quarter 2002          1st quarter 2002 vs.2001
    ((euro) million)
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Traditional advertising          183.7                        -8.1%

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Media and Marketing Services     317.4                        -4.0%

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TOTAL                            501.1                        -5.5%

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NEW BUSINESS

The Havas Advertising Group won (euro) 565 million of net new business in the first quarter of 2002.

This encouraging level of net new business for the first quarter was notable for some significant wins in CRM (Customer Relationship Management), representing 53% of total net wins.

The main new accounts won are:
------------------------------

Traditional advertising :        Dunlop, Primeco, Boehringer and Bermuda Tourist
                                 Office (USA); Audi (Canada); Blue Shield Blue
                                 Cross (USA); Sephora (Europe); Habitat (France,
                                 UK); Prudential (UK); Lacoste (France);
                                 Swisscom (Switzerland); Polski Monopol
                                 Loteryjny (Poland); BBVA (Puerto Rico, Spain);
                                 Cadbury (India, Australia); Campbell Soup
                                 (Puerto Rico); Sony (Brazil); Masisa
                                 Argentina (Argentina); Universal Pictures
                                 (Japan)

Marketing Services :             Citibank, First Horizon, Bristol Myers,
                                 Daisytek, Sprint, Royal Caribbean and Ikea
                                 (USA); Michelin (Europe); Automotive
                                 Association, Barclays, Family Product, IBM,
                                 Abbot, Eurotunnel, Ford, MSNTV, Slendertone,
                                 Schroders and OKI Data Corporation (UK);
                                 Unilever (Mexico)

Media : Amgen and Johnson Product (USA); EDF (France); Coca Cola and Turespana (Spain); Bosch and Peugeot (Poland); DHL (Latin America); Bancafe (Colombia)

The main losses are :
---------------------

Traditional advertising :        Pharmacia Rogaine, Stella Pharma (USA); Sprint
                                 (Canada); Haagen Dazs (Europe); GRNA Konsom
                                 (Sweden)

Marketing Services :             Exxon and Vistakprof (USA)

Media :                          Isuzu, Novartis (USA)


New business prospects for the second quarter look strong, with the major worldwide win of Reckitt Benckiser in traditional advertising, and the appointment of Brann by Wells Fargo in the USA for all their online marketing.

ACQUISITIONS

In 2002, Havas Advertising has pursued its targeted acquisition strategy in order to reinforce its media expertise and integrated communications. In the first three months of 2002 this strategy saw the acquisition of Schmitter Media Agentur, Germany's leading independent media agency. The announcement of this transaction, coming in the wake of the co-operation agreement with Media Italia, helps complete MPG's European network.



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Arnold Worldwide Partners also reinforced its integrated communications offering with the acquisition of Hauser Bragg, a public relations agency in Chicago.

COMMENTS AND OUTLOOK

The worldwide environment remains uncertain, with a lack of visibility in the main markets. In this context, the Group's performance in the first quarter, with organic growth down by 5.5%, is in line with our forecasts and with market trends, taking into account the unfavorable base effect of the first three months of 2001. This performance is also in line with the last quarter of 2001.

In addition, new business wins are providing encouraging signs for the future, since the first quarter 2002 shows potential on a par with the same period for 2001.

Given the lack of visibility, Havas Advertising is continuing to focus its strategy on integrated communications with Euro RSCG Worldwide and Arnold Worldwide Partners, and media expertise with MPG, in order to rebound in 2002. The development of existing customers, new business and cost control are priorities for 2002.

Commenting on this performance, Alain de Pouzilhac, Chairman and CEO of Havas Advertising, stated:

"The first three months of 2002 are in line with our expectations, despite a tough environment. More than ever, our strategy remains focused on developing our existing customers both geographically and across the various communications sectors.

With our strategic reorganization, we have already developed significant synergies between the various communications sectors and the Group's various brands. This reorganization has also helped us to win new customers, as the recent Reckitt Benckiser worldwide business win demonstrates.

While remaining cautious in view of the lack of market visibility, we confirm our objective of a rebound for Havas Advertising in 2002."

Contacts:

Havas Advertising:                 Simon Gillham
                                   Tel: 01 41 34 39 73
                                   simon.gillham@havas-advertising.fr

                                   Virginia Jeanson
                                   Tel: 01 41 34 42 27
                                   virginia.jeanson@havas-advertising.fr

                                   Catherine Francois
                                   Tel: 01 41 34 31 22
                                   catherine.francois@havas-advertising.fr






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About Havas Advertising

Havas Advertising (Euronext Paris : HAV.PA ; Nasdaq : HADV) is the world's sixth largest communications group (Advertising Age Annual Agency Report ranking, April 22, 2002). The Group is headquartered in Paris and offers a complete range of integrated communications services and media expertise to its global and local clients.

Havas Advertising services its clients through three principal networks: Euro RSCG Worldwide and Arnold Worldwide Partners for integrated communications services, and MPG (Media Planning Group) for media expertise. In addition the Group also operates a number of specialized businesses in dynamic niche markets in the areas of Human Resources Communications, Corporate Public Relations and Marketing Support.

Havas Advertising brings a multicultural decentralized approach to its business that distinguishes it from other major communications companies. Two of the Group's networks, Euro RSCG Worldwide and Arnold Worldwide Partners, are headquartered in the U.S. and the third, MPG, is headquartered in Spain. With revenues of (euro) 2.24 billion in 2001 the Group is present worldwide through its network of over 250 agencies and affiliates in 75 countries and employs approximately 20,000 people.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas Advertising's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas Advertising's actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas Advertising, please see Havas Advertising's filings with the U.S. Securities and Exchange Commission. Havas Advertising does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.